Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months				Nine Months
	Ended August				Ended August

	2002		2001		2002		2001

Net earnings	$522		$468		$1,609		$1,813

Add:

Provision for taxes	272		299		925		1,159

Portion of rents representative of an interest factor	31		27		91		111

Interest expense on all indebtedness	2,223		3,699		6,708		12,636

Earnings, as adjusted	$3,048		$4,493		$9,333		$15,719

Fixed charges:

Portion of rents representative of an interest factor	$31		$27		$91		$111

Interest expense on all indebtedness	2,223		3,699		6,708		12,636

Fixed charges	$2,254		$3,726		$6,799		$12,747

Ratio of earnings to fixed charges	1.35	x	1.21	x	1.37	x	1.23	x